# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Dollar Tree, Inc., CIK 0000935703
CUSIP: 256746108
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 500 Volvo Parkway, Chesapeake, Virginia (VA), 23320
Date of event which requires filing of this statement: 06/24/2026
Amends the filing with accession number 0001193125-21-328252
Filed by CIK 0001695459
Persons authorized to receive notices and communications: Paul C. Hilal, Mantle Ridge LP, 712 Fifth Avenue, Suite 17F, New York City, New York (NY), 10006, 646-762-8540; Clayton I. Simmons, Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York City, New York (NY), 10006, 212-225-2000

## Reporting persons
- Mantle Ridge LP (CIK 0001695459): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 209,944; sole dispositive power 0; shared dispositive power 209,944; aggregate amount beneficially owned 209,944 (0.1% of the class)
  Comment: * All percentage calculations set forth herein are based upon the aggregate of 192,174,588 shares of Common Stock outstanding as of May 26, 2026, as reported in Dollar Tree, Inc.'s Form 10-Q filed with the U.S. Securities and Exchange Commission (the "SEC") on May 28, 2026.
- MR Cobalt Advisor LLC (CIK 0001893902): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 209,944; sole dispositive power 0; shared dispositive power 209,944; aggregate amount beneficially owned 209,944 (0.1% of the class)
  Comment: *All percentage calculations set forth herein are based upon the aggregate of 192,174,588 shares of Common Stock outstanding as of May 26, 2026, as reported in Dollar Tree, Inc.'s Form 10-Q filed with the SEC on May 28, 2026.
- Paul C. Hilal (CIK 0001413084): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 100; shared voting power 209,944; sole dispositive power 100; shared dispositive power 209,944; aggregate amount beneficially owned 210,044 (0.1% of the class)
  Comment: *All percentage calculations set forth herein are based upon the aggregate of 192,174,588 shares of Common Stock outstanding as of May 26, 2026, as reported in Dollar Tree, Inc.'s Form 10-Q filed with the SEC on May 28, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: Dollar Tree, Inc.
Address of issuer's principal executive offices: 500 Volvo Parkway, Chesapeake, Virginia (VA), 23320
Comment:
This Amendment No. 6 (this "Amendment") amends and supplements the Schedule 13D filed by the Reporting Persons with the SEC on November 12, 2021 (as amended and supplemented by that certain Amendment No. 1 filed by the Reporting Persons with the SEC on December 10, 2021, by that certain Amendment No. 2 filed by the Reporting Persons with the SEC on January 18, 2022, by that certain Amendment No. 3 filed by the Reporting Persons with the SEC on March 8, 2022, by that certain Amendment No. 4 filed by the Reporting Persons with the SEC on December 21, 2023, and by that certain Amendment No. 5 filed by the Reporting Persons with the SEC on July 15, 2025, the "Initial 13D"), relating to their beneficial ownership in the Issuer. Except to the extent set forth in this Amendment, all information disclosed in the Initial 13D remains unchanged. Capitalized terms not defined in this Amendment shall have the respective meanings ascribed to them in the Initial 13D.

The information set forth in response to each separate item below shall be deemed to be a response to all Items where such information is relevant. The Initial 13D is hereby amended as follows:

ITEM 1. SECURITY AND ISSUER

Item 1 is hereby amended and restated to read in its entirety as follows:

This statement on Schedule 13D ("Schedule 13D") relates to the common stock, par value $0.01 per share (the "Common Stock"), of Dollar Tree, Inc., a Virginia corporation (the "Issuer"). The principal executive offices of the Issuer are located at 500 Volvo Parkway, Chesapeake, Virginia 23320.

On June 24, 2026, certain of the Mantle Ridge Funds took the actions described in Item 4 below. After giving effect to the transactions contemplated thereby, (a) Mantle Ridge, MR Cobalt Advisor and Mr. Hilal each beneficially owns an aggregate 209,944 shares of Common Stock, and Mr. Hilal beneficially owns an aggregate 210,944 shares of Common Stock, in each case representing approximately 0.1% of the outstanding shares of Common Stock as of May 26, 2026, and (b) Mantle Ridge and MR Cobalt Advisor each retain a total economic exposure to an aggregate 209,944 shares of Common Stock, and Mr. Hilal retains a total economic exposure to 210,944 shares of Common Stock, in each case representing approximately 0.1% of the outstanding shares of Common Stock as of May 26, 2026, in the case of each of (a) and (b) based on the disclosure set forth in the Issuer's Form 10-Q filed with the SEC on May 28, 2026.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented by the addition of the following:

On June 24, 2026, based on elections made by the limited partners of the Mantle Ridge Funds, Mantle Ridge distributed in kind 10,476,108 shares of Common Stock to those of the Mantle Ridge limited partners of the Mantle Ridge Funds who elected to receive shares of Common Stock, of which 209,944 shares of Common Stock remain controlled by the general partner of the Mantle Ridge Funds. A portion of such shares of Common Stock comprised 602,170 shares of Common Stock obtained through the physical settlement, on June 24, 2026, by certain of the Mantle Ridge Funds of a portion of their Deemed PSF Agreements. Additionally, to facilitate the preference of those limited partners seeking cash, certain of the Mantle Ridge Funds sold, pursuant to Rule 144 under the Securities Act of 1933, as amended, an aggregate 2,230,455 shares of Common Stock at a price per share of $111.31.

Substantially concurrently with the foregoing, the Mantle Ridge Funds terminated all of their remaining Deemed PSF Agreements, covering 934,341 shares of Common Stock, and their remaining Deemed CSF Agreements, covering 9,655,604 shares of Common Stock, in each case using a reference price per share of $111.31.

Following the transactions described above, Paul Hilal will continue serving on the board of directors of the Issuer. Those shares that remain under his voting or dispositive control will remain subject to the disclosure, reporting, and other obligations of the securities laws.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a) Item 5(a) is hereby amended and supplemented by the addition of the following:

Information about the number and percentage of shares of Common Stock beneficially owned by the Reporting Persons is set forth in Item 1, and that information is incorporated by reference herein.
Number of shares as to which each person has sole or shared power to vote or dispose:
(b) Item 5(b) is hereby amended and supplemented by the addition of the following:

Information about the number and percentage of shares of Common Stock beneficially owned by the Reporting Persons is set forth in Item 1, and that information is incorporated by reference herein.
Transactions in the class effected during the past sixty days:
(c) Item 5(c) is hereby amended and supplemented by the addition of the following:

(c) The transactions contemplated by the agreements described in Item 4 above are the only transactions in shares of Common Stock effected in the 60 days prior to the date of this Amendment.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: (e) After giving effect to the transactions contemplated by the agreements described in Item 4 above, the Reporting Persons ceased to be beneficial owners of more than 5% of the Issuer's outstanding shares of Common Stock.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1* Joint Filing Agreement among Mantle Ridge LP, MR Cobalt Advisor LLC and Paul C. Hilal.
Exhibit 99.2* Trading Data.
Exhibit 99.3* Form of Cash or Physically Settled Forward Purchase Contract.
Exhibit 99.4* Form of Option into Cash Settled Forward Contract.
Exhibit 99.5* Form of Option into Cash and Physically Settled Forward Contract.
Exhibit 99.6* Form of First Amended and Restated Exempted Limited Partnership Agreement.
Exhibit 99.7* Form of Side Letter.
Exhibit 99.8* Participant Information.
Exhibit 99.9* Stewardship Framework Agreement between MR Cobalt Advisor LLC and the Issuer, dated March 8, 2022.
Exhibit 99.10* Trading Data.
Exhibit 99.11* Trading Data.
Exhibit 99.12 Trading Data.

* Previously filed.

## Signatures
- Mantle Ridge LP: By: Mantle Ridge GP LLC, its general partner By: PCH MR Advisor Holdings LLC, its managing member /s/ Paul C. Hilal, Paul C. Hilal, Sole Member (06/25/2026)
- MR Cobalt Advisor LLC: By: Mantle Ridge LP, its sole member, Mantle Ridge GP LLC, its general partner, PCH MR Advisor Holdings LLC, its managing member, /s/ Paul C. Hilal, Paul C. Hilal, Sole Member (06/25/2026)
- Paul C. Hilal: /s/ Paul C. Hilal, Paul C. Hilal (06/25/2026)